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EXHIBIT 1 - NASDAQ NOTIFICATION LETTER

THE NASDAQ STOCK MARKET, INC.

August 15, 1997

Mr. Dave Evans
Rocky Mountain Internet, Inc.
1099 18th Street
Suite 3000
Denver, CO 80202

Dear Mr. Evans:

In our most recent review of your Form 10-Q for the period ended June 30, 1997, we found that your Company's capital and surplus was less than $1,000,000. As you know, companies listed on the Nasdaq SmallCap Market-SM-must maintain capital and surplus of at least $1,000,000 to qualify for continued listing.(1) In light of the circumstances, the Company's shares of common stock, warrants, and units are subject to delisting, effective with the close of business on August 29, 1997, unless the Company can provide three (3) copies of an SEC-filed report, which demonstrates that the Company currently meets all the Nasdaq SmallCap Market listing criteria.

If the Company cannot file the required report or demonstrate compliance on or before the August 29, 1997 deadline, it must submit, by that date, its proposal(s) for achieving compliance. On the basis of the information provided by the Company, the staff will determine whether or not the Company may continue to be listed on The Nasdaq Stock Market-SM-. The proposal should include:

- a definitive plan which the Company believes will result in its meeting all Nasdaq SmallCap Market continuing listing requirements;

- the time frame necessary for completion; and

- any relevant information to support its plan of compliance, including but not limited to, financial projections, agreements, offering circulars, comments from its independent accountants, letters of intent, contracts or schedules.

Should the Company fail to submit the necessary information in the time frame set herein, or if the submission is deemed not to warrant continued listing, we will immediately issue a formal notice of deficiency. This formal notice of deficiency will specify the delisting date for the Company's securities.

If you have any questions concerning the compliance issues discussed above, please contact me at (800) 203-9455.

Very truly yours,

/s/ Leslie Bosch
Leslie A. Bosch
Analyst
Listing Qualification





(1)  Marketplace Rule 4310 (c)(3).